13012424

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 28 2013

SEC FILE NUMBER
8- 39348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinnon + Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Waterside Drive Suite 1200
(No. and Street)

Norfolk (City) VA (State) 23510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. McKinnon, Jr. 757-623-46636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CRI
(Name – *if individual, state last, first, middle name*)

1117 Boll Weevel Circle (Address) Enterprise (City) AL (State) 36331 (Zip Code)

CHECK ONE:

- (●) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. McKinnon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKinnon & Company, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of VA
City of Norfolk

JOANN HILL
Notary Public
Commonwealth of Virginia
214097
My Commission Expires Feb 28, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McKinnon & Company, Inc.

Statements of Financial Condition

December 31,		2012		2011
Assets				
Cash and cash equivalents	$	**143,118**	$	155,302
Receivable from clearing organization		**919**		2,030
Receivable from operations		**3,390**		27,102
Securities owned:				
Marketable, at market value		**-**		750
Furniture and equipment, net		**2,376**		4,117
Other assets		**4,515**		4,781
Total assets	$	**154,318**	$	194,082
Liabilities and Stockholders' Equity				
Liabilities				
Payable to clearing organization	$	**-**	$	1,200
Accounts payable and accrued expenses		**21,361**		23,155
Total liabilities		**21,361**		24,355
Stockholders' equity				
Common stock ($1 par value, 100,000 shares authorized as of December 31, 2012 and 2011; 99,250 shares and 97,100 shares issued and outstanding as of December 31, 2012 and 2011, respectively)		**99,250**		97,100
Additional paid-in capital		**1,243,544**		1,050,694
Accumulated deficit		**(1,209,837)**		(978,067)
Total stockholders' equity		**132,957**		169,727
Total liabilities and stockholders' equity	$	**154,318**	$	194,082

See accompanying notes to financial statements.